                      SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549

                                   ---------


                                Amendment No. 2
                                       to
                                 SCHEDULE 13E-3
                                 (RULE 13e-100)


          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

          RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ELLETT BROTHERS, INC.
-------------------------------------------------------------------------------
                              (Name of the Issuer)

      ELLETT BROTHERS, INC.; ELLETT HOLDING, INC.; EWG INVESTMENTS, INC.;
          THE TUSCARORA CORPORATION; TUSCARORA MARKETING GROUP, INC.;
                   E. WAYNE GIBSON; AND ROBERT D. GORHAM, JR.
-------------------------------------------------------------------------------
                     (Names of Person (s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   288398100
-------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                                E. WAYNE GIBSON
                              POST OFFICE BOX 912
                             ROCKY MOUNT, NC 27804
                                 (252) 443-7041

                                WITH COPIES TO:

    JULIAN HENNIG III, ESQUIRE                    BARNEY STEWART III, ESQUIRE
NEXSEN PRUET JACOBS & POLLARD, LLC                   MOORE & VANALLEN PLLC
  1441 MAIN STREET, SUITE 1500                    NATIONSBANK CORPORATE CENTER
     POST OFFICE DRAWER 2426                   100 NORTH TRYON STREET, FLOOR 47
       COLUMBIA, SC 29201                           CHARLOTTE, NC  28202-4003
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
 (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c.       [ ] A tender offer.

         d.       [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                                  INTRODUCTION


         This Amendment No. 2 to Schedule 13E-3 (the "Schedule 13E-3") is being filed by Ellett Holding, Inc., a South Carolina corporation ("Holding Company"); Ellett Brothers, Inc., a South Carolina corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction ("Ellett Brothers"); EWG Investments, Inc., a North Carolina corporation; The Tuscarora Corporation, a Delaware corporation; Tuscarora Marketing Group, Inc., a North Carolina corporation; E. Wayne Gibson; and Robert D. Gorham, Jr. This Transaction Statement, as amended, relates to the Agreement and Plan of Merger, dated as of April 12, 2001 (the "Agreement"), among Holding Company, Ellett Brothers, and Ellett Acquisition, Inc., a South Carolina corporation ("Merger Sub"), pursuant to which Merger Sub will be merged with and into Ellett Brothers, with Ellett Brothers as the surviving corporation.


         Concurrently with the filing of this Schedule 13E-3, Ellett Brothers is filing with the Securities and Exchange Commission a preliminary proxy statement (the "Proxy Statement") under Regulation 14A of the Exchange Act relating to the special meeting of shareholders of Ellett Brothers at which the shareholders of Ellett Brothers will consider and vote upon a proposal to approve and adopt the Agreement. A copy of the Agreement is attached as Appendix A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         The information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. The Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Proxy Statement.

Item 1.  Summary Term Sheet.

         ITEM 1001

                  The information contained in the section of the Proxy Statement entitled "SUMMARY" is incorporated herein by reference.

Item 2.  Subject Company Information.

         ITEM 1002

                  (a)      Ellett Brothers, Inc.
                           267 Columbia Avenue
                           Chapin, South Carolina 29036
                           (803) 345-3751


                  ii. Common stock, no par value, 4,082,968 shares issued and outstanding as of April 6, 2001


                  (c)-(d) The information contained in the section of the Proxy Statement entitled "MARKET PRICES OF COMMON STOCK AND DIVIDENDS" is incorporated herein by reference.

                  (e)      Not applicable.

                  (f) The information contained in the section of the Proxy Statement entitled "RECENT STOCK PURCHASES" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

         ITEM 1003


                  (a)-(c)(2) FILING PERSONS:


                           Ellett Brothers, Inc.
                           267 Columbia Avenue
                           Chapin, South Carolina 29036
                           (803) 345-3751

                           Ellett Brothers is the subject company of this
                  Schedule 13E-3.


                  Ellett Holding, Inc.
                  Post Office Box 912
                  Rocky Mount, North Carolina 27802
                  (252) 443-7041

                  The Tuscarora Corporation
                  Post Office Box 912
                  Rocky Mount, North Carolina 27802
                  (252) 443-7041

                           The Tuscarora Corporation is a private investment
                  company incorporated in the State of Delaware.

                  Tuscarora Marketing Group, Inc.
                  Post Office Box 912
                  Rocky Mount, North Carolina 27802
                  (252) 443-7041

                           Tuscarora Marketing Group, Inc. is incorporated in
                  the State of North Carolina. Its sole business is ownership of common stock of Ellett Brothers, Inc.

                  EWG Investments, Inc.
                  Post Office Box 912
                  Rocky Mount, North Carolina 27802
                  (252) 443-7041

                           EWG Investments, Inc. is incorporated in the State
                  of North Carolina. Its sole business is ownership of common stock of Ellett Brothers, Inc.


                  Robert D. Gorham, Jr.
                  Chairman of the Board of Directors of Ellett Brothers, Inc.; Director of Ellett Holding, Inc.; Director of The Tuscarora Corporation; and Director of Tuscarora Marketing Group, Inc. Post Office Box 912
                  Rocky Mount, North Carolina 27802
                  (252) 443-7041

                  E. Wayne Gibson
                  Secretary, Chairman of the Executive Committee, and Director of Ellett Brothers, Inc.; President,
                  Secretary, and Director of Ellett Holding, Inc.;
                  President and Director of The Tuscarora Corporation; President and Director of Tuscarora Marketing Group, Inc.; and President, Secretary, and Director of EWG Investments, Inc.
                  Post Office Box 912
                  Rocky Mount, North Carolina 27802
                  (252) 443-7041

       (a)-(c)(2) PERSONS IDENTIFIED IN INSTRUCTION C TO SCHEDULE 13E-3:


                  Joseph F. Murray, Jr.
                  President and Director of Ellett Brothers, Inc.
                  267 Columbia Avenue
                  Chapin, South Carolina 29036
                  (803) 345-3751

                  P. Douglas McMillan
                  Executive Vice President of Ellett Brothers, Inc. 267 Columbia Avenue
                  Chapin, South Carolina 29036
                  (803) 345-3751

                           Prior to joining Ellett Brothers, Inc. on July 1,
                  1998, Mr. McMillan served for six years as President and Chief Executive Officer of Allison-Erwin Company, a marketing and wholesale distribution company located at whose address is P.O. Box 32308, Charlotte, North Carolina 28232.

                  George E. Loney
                  Chief Financial Officer of Ellett Brothers, Inc. 267 Columbia Avenue
                  Chapin, South Carolina 29036
                  (803) 345-3751

                           Prior to joining Ellett Brothers, Inc. on July 1,
                  1998, Mr. Loney served for seven years as the Senior Vice President of Finance, Chief Financial Officer and Treasurer for Merchants, Inc., a retailer and wholesale distributor in the tire and automotive service industry located at 9073 Evelid Avenue, Manassas, Virginia 20110.




                  William H. Batchelor
                  Director of Ellett Brothers, Inc.;
                  Director of Ellett Holding, Inc.; Executive Vice President and Director of The Tuscarora Corporation; and
                  Director of Tuscarora Marketing Group, Inc.
                  Post Office Box 912
                  Rocky Mount, North Carolina 27802
                  (252) 443-7041

                           Since January 1, 1995, Mr. Batchelor has served as
                  Executive Vice President of The Tuscarora Corporation, a private investment company whose address is Post Office Box 912, Rocky Mount, North Carolina 27804. From 1986 to 1998, Mr. Batchelor served as Chairman of the Board of New Southern of Rocky Mount, Inc., a peanut and cotton seed processing company located at 600 Wilkinson Street, Rocky Mount, North Carolina 27801.

                  Charles V. Ricks
                  Director of Ellett Brothers, Inc.
                  6000 Monroe Street, Suite 101
                  Charlotte, North Carolina 28212
                  (704) 537-0526

                           Mr. Ricks provides financial and tax advice and
                  business consulting services through his companies, Ricks & Smith LLP and Edgemont Management Corporation, each located at 6000 Monroe Street, Suite 101, Charlotte, North Carolina 28212. Mr. Ricks also spends a significant amount of time managing his own business interests, most of which are involved in the retail automobile industry.

                  William H. Stanley
                  Director of Ellett Brothers, Inc.
                  1404 West Haven Boulevard
                  Rocky Mount, North Carolina 27802
                  (252) 446-8385

                           Mr. Stanley serves as a director of Boddie-Noell
                  Properties, Inc., a real estate investment trust, located at 3850 One First Union Center, Charlotte, North Carolina 28202, and a director of Rocky Mount Mills, a textile manufacturer that is currently being liquidated located at 1151 Falls Road, Rocky Mount, North Carolina 27804. For the period from 1992 through 1998, Mr. Stanley also served on the Nash County Social Services Board located at 120 West Washington Street, Nashville, North Carolina 27856.

                  Becky W. Butler
                  Secretary of The Tuscarora Corporation and Secretary of Tuscarora Marketing Group, Inc.
                  Post Office Box 912
                  Rocky Mount, North Carolina 27804
                  (252) 443-7041

                           In addition to serving as the corporate secretary of
                  The Tuscarora Corporation and Tuscarora Marketing Group, Inc., Ms. Butler has served as the office manager for The Tuscarora Corporation for the prior five years.


         (c)(3)-
         (c)(5) The respective officers, directors, and persons controlling Ellett Brothers, Inc. and Ellett Holding, Inc. have not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of judicial or administrative body of confident jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or file order in joining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. All the executive officers, directors, and persons controlling Ellett Brothers, Inc. and Ellett Holding, Inc. are citizens of the United States.


                  The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           SUMMARY - Who are the parties to the merger?
                           CONFLICTS OF INTEREST
                           DIRECTORS AND EXECUTIVE OFFICERS
                           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
                           INFORMATION REGARDING ELLETT
                           INFORMATION REGARDING HOLDING COMPANY AND ACQUISITION COMPANY

Item 4.  Terms of the Transaction

     ITEM 1004

         (a)(1)   Not applicable.

         (a)(2) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           SUMMARY - What will happen in the merger?
                           SUMMARY - What will I receive in the merger?
                           SUMMARY - Why is Ellett being acquired?
                           SUMMARY - Why is the Board of Directors recommending that I vote to approve the merger?
                           SUMMARY - What vote is required to approve the merger?
                           SUMMARY - What are the tax consequences of the merger to me?
                           SPECIAL FACTORS - Recommendation of the Special Committee and of the Board of Directors
                           PURPOSE AND REASONS OF THE TUSCARORA GROUP
                           FOR THE MERGER
                           THE SPECIAL MEETING - Required Vote;
                           Voting Procedures
                           EFFECTS OF THE MERGER
                           THE MERGER
                           FEDERAL INCOME TAX CONSEQUENCES
                           APPENDIX A to the Proxy Statement

         (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                           SUMMARY - What will happen in the merger?
                           EFFECTS OF THE MERGER
                           THE MERGER - Conversion of Securities

                  (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What are the rights of a
                                    dissenting shareholder?
                                    THE SPECIAL MEETING - Rights of Objecting
                                    Shareholders
                                    RIGHTS OF DISSENTING SHAREHOLDERS
                                    APPENDIX C to the Proxy Statement

                  (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    THE SPECIAL MEETING - Rights of Objecting
                                    Shareholders
                                    INCORPORATION OF DOCUMENTS BY REFERENCE

                  (f)      Not Applicable.

Item 5.  Past Contacts, Transactions, Negotiations, and Agreements.

         ITEM 1005

                  (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    CONFLICTS OF INTERESTS
                                    SUMMARY - What will happen in the merger?
                                    THE MERGER - Conversion of Securities
                                    INCORPORATION OF DOCUMENTS BY REFERENCE

                  (b)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Who are the parties to the
                                    merger?
                                    SPECIAL FACTORS - Background of the Merger
                                    CONFLICTS OF INTEREST
                                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                    OWNERS AND MANAGEMENT
                                    INFORMATION REGARDING ELLETT

                  (e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?
                                    CONFLICTS OF INTEREST
                                    THE MERGER
                                    MARKET PRICE OF COMMON STOCK AND DIVIDENDS
                                    APPENDIX A to the Proxy Statement

Item 6.  Purpose of the Transaction and Plans or Proposals.

         ITEM 1006

                  (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?
                                    EFFECTS OF THE MERGER
                                    THE MERGER - Conversion of Securities

                  (c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?
                                    SPECIAL FACTORS - Background of the Merger
                                    CONDUCT OF ELLETT'S BUSINESS AFTER THE
                                    MERGER
                                    EFFECTS OF THE MERGER
                                    FINANCING OF THE MERGER
                                    THE MERGER
                                    RECENT STOCK PURCHASES
                                    MARKET PRICES OF COMMON STOCK AND DIVIDENDS
                                    APPENDIX A to the Proxy Statement

Item 7.  Purposes, Alternatives, Reasons, and Effects.

         ITEM 1013

                  (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Why is Ellett being acquired?
                                    SUMMARY - Why is the Board of Directors
                                    recommending that I vote to approve the
                                    merger?
                                    SUMMARY - Did the Special Committee receive any firm offers from others to acquire Ellett at prices higher than $3.20 per share?
                                    SPECIAL FACTORS - Background of the Merger
                                    SPECIAL FACTORS - Recommendations of the
                                    Special Committee and of the Board of
                                    Directors
                                    SPECIAL FACTORS - Opinion of the Special
                                    Committee's Financial Advisor
                                    PURPOSE AND REASONS OF THE TUSCARORA GROUP
                                    FOR THE MERGER

                  (d) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?
                                    SUMMARY - What will I receive in the
                                    merger?
                                    SUMMARY - What are the tax consequences of the merger to me?
                                    CONFLICT OF INTEREST
                                    CONDUCT OF ELLETT'S BUSINESS AFTER THE
                                    MERGER
                                    EFFECTS OF THE MERGER
                                    THE MERGER - Combination of Corporations
                                    THE MERGER - Conversion of Securities
                                    THE MERGER - Cash-out of Ellett Stock
                                    Options
                                    THE MERGER - Transfer of Shares
                                    FEDERAL INCOME TAX CONSEQUENCES

Item 8.  Fairness of the Transaction.

         ITEM 1014

                  (a)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Has the Board recommended the
                                    merger?
                                    SUMMARY - Why is the Board of Directors
                                    recommending a vote to approve the merger?
                                    SUMMARY - Why was the Special Committee
                                    formed, and who are the members?
                                    SUMMARY - What vote is required to approve the merger?
                                    SUMMARY - Who can vote on the merger?
                                    SPECIAL MEETING - Required Vote; Voting
                                    Procedures
                                    SPECIAL FACTORS - Background of the Merger
                                    SPECIAL FACTORS - Recommendation of the
                                    Special Committee and of the Board of
                                    Directors

                                    SPECIAL FACTORS - Opinion of the Special
                                    Committee's Financial Advisor
                                    POSITION OF THE TUSCARORA GROUP AS TO
                                    FAIRNESS OF THE MERGER

                  (f)      Not Applicable.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

         ITEM 1015

                  (a)-(c) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - Why was the Special Committee
                                    formed, and who are the members?
                                    SUMMARY - How was the amount of the merger considerations determined?
                                    SPECIAL FACTORS - Recommendation of the
                                    Special Committee and of the Board of
                                    Directors
                                    SPECIAL FACTORS - Opinion of the Special
                                    Committee's Financial Advisor
                                    APPENDIX B to the Proxy Statement

Item 10. Source and Amounts of Funds or Other Consideration

         ITEM 1007

                  (a)-(b), The information contained in the Section of the
                  (d) Proxy Statement entitled "FINANCING OF THE MERGER" is incorporated herein by reference.

                  (c) The information contained in the Section of the Proxy Statement entitled "THE MERGER - Fees and Expenses" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

         ITEM 1008

                  (a) The information contained in the Section of the Proxy Statement entitled "SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.

                  (b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?
                                    THE MERGER - Conversion of Securities

Item 12. The Solicitation or Recommendation.

         ITEM 1012

                  (d)-(e) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    SUMMARY - What will happen in the merger?
                                    SUMMARY - Has the Board of Directors
                                    recommended the merger?
                                    SUMMARY - What vote is required to approve the merger?
                                    THE MERGER - Conversion of Securities
                                    THE MERGER - Cash-out of Ellett Stock
                                    Options
                                    SUMMARY - Why is the Board of Directors
                                    recommending that I vote to approve the
                                    merger?
                                    SPECIAL FACTORS - Recommendation of the
                                    Special Committee and of the Board of
                                    Directors
                                    SPECIAL FACTORS - Opinion of the Special
                                    Committee's Financial Advisor

                                    CONFLICTS OF INTEREST
                                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                    OWNERS AND MANAGEMENT

Item 13. Financial Statements.

         ITEM 1010

                  (a) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    INCORPORATION OF DOCUMENTS BY REFERENCE
                                    SELECTED CONSOLIDATED FINANCIAL DATA
                                    MARKET PRICES OF COMMON STOCK AND DIVIDENDS

                  (b)      Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

         ITEM 1009

                  (a)-(b) The information contained in the following sections of the Proxy Statement is incorporated herein by reference:

                                    THE MERGER - Fees and Expenses
                                    THE SPECIAL MEETING - Time, Place and Date;
                                    Proxy Solicitation

Item 15. Additional Information.

         ITEM 1011

                  (b) The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.


         (a) Preliminary form of the Proxy Statement filed with the Securities and Exchange Commission on August 22, 2001.


         (b) Financing and Security Agreement dated June 10, 1994 between First Union Commercial Corporation and Ellett Brothers, Inc., and amendments thereto. Incorporated by reference to Exhibits 10(a) through
                  (o) of the Form 10-K/A for Ellett Brothers, Inc.
                  for the year ended December 31, 2000.

         (c)(1) Opinion of Dixon Odom PLLC, attached as Appendix B to the Proxy Statement.

         (c)(2) Fairness Memorandum to the Board of Directors of Ellett Brothers, Inc. as of March 7, 2001, filed as Exhibit (c)(2) to the Schedule 13E-3 filed with the Securities and Exchange Commission on April 20, 2001.


         (c)(3) Projections by the Tuscarora Group of future operating results of Ellett Brothers, Inc. for the years 2001 through 2005 prepared in 2000.


         (d) Agreement and Plan of Merger dated April 12, 2001, by and among Ellett Holding, Inc., a South Carolina corporation; Ellett Acquisition, Inc., a South Carolina corporation; and Ellett Brothers, Inc., a South Carolina corporation, attached as Appendix A to the Proxy Statement.

         (f) Sections 33-13-101 through 33-13-310 of the South Carolina Business Corporation Act of 1988, as amended, attached as Appendix C to the Proxy Statement.

         (g)      Not Applicable.

                                   SIGNATURE

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in the statement is true, complete and correct.



Dated: August 22, 2001



                                             ELLETT BROTHERS, INC.


                                             By: /s/ E. Wayne Gibson
                                                -------------------------------
                                                E. Wayne Gibson
                                                Secretary


                                             ELLETT HOLDING, INC.


                                             By:  /s/ E. Wayne Gibson
                                                -------------------------------
                                                E. Wayne Gibson
                                                President


                                             EWG INVESTMENTS, INC.


                                             By: /s/ E. Wayne Gibson
                                                -------------------------------
                                                E. Wayne Gibson
                                                President


                                             THE TUSCARORA CORPORATION


                                             By: /s/ E. Wayne Gibson
                                                -------------------------------
                                                E. Wayne Gibson
                                                President


                                             TUSCARORA MARKETING GROUP, INC.


                                             By: /s/ E. Wayne Gibson
                                                -------------------------------
                                                E. Wayne Gibson
                                                President

                                                /s/ E. Wayne Gibson
                                                -------------------------------
                                                E. Wayne Gibson

                                                /s/ Robert D. Gorham, Jr.
                                                -------------------------------
                                                Robert D. Gorham, Jr.

                                 EXHIBIT (c)(3)

                             CASH FLOW PROJECTIONS



                      Projected Growth Rate             7%              4%              3%              3%              3%
                                    2000(p)        2001(p)         2002(e)         2003(e)         2004(e)         2005(e)
                                   ----------------------------------------------------------------------------------------

Sales                              $155,000        $165,850        $172,484        $177,659        $182,988        $188,478

Gross Profit                       $ 28,365        $ 30,351        $ 31,565        $ 32,512        $ 33,487        $ 34,491

Variable Expenses                  $  6,665        $  7,132        $  7,417        $  7,639        $  7,868        $  8,105

Fixed Expenses                     $ 18,400        $ 19,386        $ 19,962        $ 20,157        $ 20,560        $ 20,971

Income from Operations             $  3,300        $  3,833        $  4,186        $  4,715        $  5,058        $  5,416

Net Interest Expense               $  2,800        $  3,185        $  3,169        $  3,100        $  3,014        $  2,901

Other (Income) Expense             $     25        $     25        $     25        $     25        $     25        $     25

Income Before Taxes                $    475        $    623        $    992        $  1,590        $  2,020        $  2,490

Income Taxes                       $    181        $    237        $    377        $    604        $    767        $    946

Net Income                         $    295        $    386        $    615        $    986        $  1,252        $  1,544

Addbacks:

Depreciation & Amortization        $  2,007        $  2,007        $  2,007        $  2,007        $  2,007        $  2,007

Non-recurring Expenses             $    300        $    200        $    200

Cash Flow                          $  2,601        $  2,593        $  2,822        $  2,993        $  3,259           3,550

Deductions:

Capital Expenditures               $  1,200        $  1,000        $  1,000        $  1,000        $  1,000        $  1,000

Free Cash Flow                     $  1,401        $  1,593        $  1,822        $  1,993        $  2,259        $  2,550